

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 5, 2008

Cyrus D. Marter IV
Senior Vice President, General Counsel and Secretary
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

> **Re: Forest Oil Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-13515**

Dear Mr. Marter:

We have completed our review of your 2006 Form 10-K, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief